FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number 1-15224



                        Energy Company of Minas Gerais

           --------------------------------------------------------
                (Translation of registrant's name into English)


                            Avenida Barbacena, 1200
                30190-131 Belo Horizonte, Minas Gerais, Brazil

           --------------------------------------------------------
                   (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form  20-F    X       Form 40-F
                            ------               ------


Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes               No        X
                        ------            ------




  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

[CEMIG LOGO]  [DOW JONES SUSTAINABILITY          [LATIBEX LOGO]     [LEVEL 1 BOVESPA LOGO]       [CIG
              INDEXES MEMBERSHIP LOGO]                                                           LISTED
                                                                                                 NYSE LOGO]
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                                                      CORPORATE ANNOUCEMENT

IMMEDIATE RELEASE
-----------------

     CEMIG's Shareholders Appoint New Board of Directors Belo Horizonte,
Brazil, Feb. 27, 2003 - Companhia Energetica de Minas Gerais - CEMIG - (NYSE:
CIG; BOV: CMIG4, CMIG3 and LATIBEX: XCMIG), one of Brazil's largest energy companies, today announced that its new Board of Directors was appointed at the Extraordinary General Shareholders' Meeting held today.

Appointed by the shareholder State of Minas Gerais:
---------------------------------------------------
     Wilson Nelio Brumer - Chairman
     Djalma Bastos de Morais
     Francelino Pereira dos Santos
     Antonio Adriano Silva
     Flavio Jose Barbosa de Alencastro
     Maria Estela Kubitschek Lopes
     Alexandre Heringer Lisboa

Appointed by the shareholder Southern Brasil Participacoes Ltda.:
-----------------------------------------------------------------

     Oderval Esteves Duarte Filho
     Marcelo Pedreira de Oliveira
     Joao Bosco Braga Garcia
     Sergio Lustosa Botelho Martins

Further information and brief biographical information related to each of the new directors will be made available through CEMIG's Internet site at
http://www.cemig.com.br/index_ing.htm
-------------------------------------

Contacts:

Luiz Fernando Rolla                      Vicky Osorio
Investor Relations Officer CEMIG         The Anne McBride Company
Tel. +55-31-3299-3930                    Tel. 212-983-1702
Fax +55-31-3299-3933                     Fax 212-983-1736
lrolla@cemig.com.br                      vicky@annemcbride.com





                                  Signatures

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    COMPANHIA ENERGETICA DE MINAS
                                    GERAIS - CEMIG




                                    By:   /s/ Flavio Decat de Moura
                                          -----------------------------
                                          Name:   Flavio Decat de Moura
                                          Title:  Chief Financial Officer

Date:  February 28, 2003